

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

<u>**Via E-mail**</u>
David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

      Re: Vonage Holdings Corp.
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed February 13, 2014
               Response dated January 14, 2015
               File No. 001-32887

Dear Mr. Pearson:

      We have reviewed your response dated January 14, 2015 and have the following comment.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Consolidated Statements of Income, page F-5</u>

1.   We note your response to comment 1. It remains unclear to us how your presentation complies with Rule 5-03(b)(2). While we recognize the allocation of costs may be difficult, it is unclear why a reasonable allocation methodology cannot be determined in order to comply with the requirement to present costs of revenues, including payroll, facilities and any other costs attributable to revenues, separate from selling, general and administrative expenses. Please revise or explain why you believe this guidance does not apply.

      You may contact Kenya Wright Gumbs, Senior Staff Accountant, at (202) 551-3373 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director